

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Mr. Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, Florida 33764

>       **Re:     Lincare Holdings, Inc.**
>               **Form 10-K for Fiscal Year Ended December 31, 2010**
>               **Filed February 25, 2011**
>               **File No. 000-19946**

Dear Mr. Gabos:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining